UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UNITED STATES ANTIMONY CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

911549103
(CUSIP Number)

February 14, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP NO. 911549103	Page 2 of 9 Pages

1	Name of reporting person Kenneth M. Reed
2	Check the appropriate box if a member of a group (a) [ ] (b) [x]
3	SEC use only
4	Citizenship or place of organization U.S. citizen
Number of shares beneficially owned by each reporting person with	5	Sole voting power 7,108,632(a)
	6	Shared voting power 0
	7	Sole dispositive power 7,108,632(a)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 7,108,632(a)
10	Check box if the aggregate amount in Row (9) excludes certain shares [ ]
11	Percent of class represented by amount in Row 9 13.0%(a)
12	Type of reporting person IN

CUSIP NO. 911549103	Page 3 of 9 Pages

1	Name of reporting person Susan K. Reed
2	Check the appropriate box if a member of a group (a) [ ] (b) [x]
3	SEC use only
4	Citizenship or place of organization U. S. citizen
Number of shares beneficially owned by each reporting person With	5	Sole voting power 7,108,632(a)
	6	Shared voting power 0
	7	Sole dispositive power 7,108,632(a)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 7,108,632(a)
10	Check box if the aggregate amount in Row (9) excludes certain shares [ ]
11	Percent of class represented by amount in Row 9 13.0%(a)
12	Type of reporting person IN

CUSIP NO. 911549103	Page 4 of 9 Pages

1	Name of reporting person The Reed Family Limited Partnership I
2	Check the appropriate box if a member of a group (a) [ ] (b) [x]
3	SEC use only
4	Citizenship or place of organization a Massachusetts limited partnership
Number of shares beneficially owned by each reporting person With	5	Sole voting power 3,052,632
	6	Shared voting power 0
	7	Sole dispositive power 3,052,632
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 3,052,632
10	Check box if the aggregate amount in Row (9) excludes certain shares [ ]
11	Percent of class represented by amount in Row 9 5.6%
12	Type of reporting person PN

CUSIP NO. 911549103	Page 5 of 9 Pages

1	Name of reporting person The Susan K. Reed Grantor Retained Annuity Trust II
2	Check the appropriate box if a member of a group (a) [ ] (b) [x]
3	SEC use only
4	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person With	5	Sole voting power 4,000,000
	6	Shared voting power 0
	7	Sole dispositive power 4,000,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 4,000,000
10	Check box if the aggregate amount in Row (9) excludes certain shares [ ]
11	Percent of class represented by amount in Row 9 7.3%
12	Type of reporting person OO - trust

SCHEDULE 13G	Page 6 of 9 Pages

ITEM 1 (a).	NAME OF ISSUER:

United States Antimony Corporation

ITEM 1 (b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

P.O. Box 643
Thompson Falls, Montana 59873

ITEM 2 (a).	NAME OF PERSON FILING:

This Schedule 13G is filed jointly by and on behalf of:

(i)	Kenneth M. Reed
(ii)	Susan K. Reed
(iii)	The Reed Family Limited Partnership I
(iv)	The Susan K. Reed Grantor Retained Annuity Trust II

These reporting persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group or beneficial ownership exists.

ITEM 2 (b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For each of the Reporting Persons:

328 Adams Street
Milton, Massachusetts 02186

ITEM 2 (c).	CITIZENSHIP:

(i) Kenneth M. Reed – U.S. citizen
(ii) Susan K. Reed – U.S. citizen
(iii) The Reed Family Limited Partnership I - Massachusetts
(iv) The Susan K. Reed Grantor Retained Annuity Trust II - Massachusetts

ITEM 2 (d).	TITLE OF CLASS OF SECURITIES:

Common stock, $0.01 par value per share (“Shares”)

ITEM 2 (e).	CUSIP NUMBER:

911549103

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G	Page 7 of 9 Pages

Item 4. OWNERSHIP.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole power to vote or direct vote	Shared power to vote or direct vote	Sole power to dispose or direct disposition	Shared power to dispose or direct disposition

Kenneth M. Reed	7,108,632(a)	13.00%(a)	7,108,632	0	7,108,632	0
Susan K. Reed	7,108,632(a)	13.00%(a)	7,108,632	0	7,108,632	0
The Reed Family Limited Partnership I	3,052,632	5.60%	3,052,632	0	3,052,632	0
The Susan K. Reed Grantor Retained Annuity Trust II	4,000,000	7.39%	4,000,000	0	4,000,000	0

     (a) Represents: (i) 3,052,632 Shares held by The Reed Family Limited Partnership I, for which Kenneth M. Reed serves as the sole General Partner; (ii) 56,000 Shares held by the Kenneth M. Reed, M.D., P.C. Profit Sharing Plan, of which Kenneth M. Reed is the sole trustee; and (iii) 4,000,000 Shares held by The Susan K. Reed Grantor Retained Annuity Trust II, of which Susan K. Reed serves as sole trustee. Kenneth M. Reed and Susan K. Reed are husband and wife.

     Pursuant to Rule 13d-3 under the Act, each of Kenneth M. Reed and Susan K. Reed may be deemed to be the beneficial owner of the Shares held by The Reed Family Limited Partnership I, the Kenneth M. Reed, M.D., P.C. Profit Sharing Plan, and The Susan K. Reed Grantor Retained Annuity Trust II. Kenneth M. Reed and Susan K. Reed may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Shares beneficially owned by other members constituting such group.

     Nothing in this Schedule shall be deemed to constitute an admission of beneficial ownership of securities. Kenneth M. Reed expressly disclaims beneficial ownership of all Shares held in The Susan K. Reed Grantor Retained Annuity Trust II. Susan K. Reed expressly disclaims beneficial ownership of all shares held by The Reed Family Limited Partnership and the Kenneth M. Reed, M.D., P.C. Profit Sharing Plan.

SCHEDULE 13G	Page 8 of 9 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Kenneth M. Reed, The Reed Family Limited Partnership I, Susan K. Reed and The Susan K. Reed Grantor Retained Annuity Trust II are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists. The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2010

Kenneth M. Reed

/s/ KENNETH M. REED

Susan K. Reed

/s/ SUSAN K. REED

The Reed Family Limited Partnership I

By:	/s/ KENNETH M. REED
Kenneth M. Reed, General Partner

The Susan K. Reed Grantor Retained Annuity Trust II

By:	/s/ SUSAN K. REED
Susan K. Reed, Trustee

     Exhibit 99

 Joint Filing Agreement

 In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of United States Antimony Corporation, a Montana corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Signature Page

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 17, 2010.

Kenneth M. Reed

/s/ KENNETH M. REED

Susan K. Reed

/s/ SUSAN K. REED

The Reed Family Limited Partnership I

By:	/s/ KENNETH M. REED
Kenneth M. Reed, General Partner

The Susan K. Reed Grantor Retained Annuity Trust II

By:	/s/ SUSAN K. REED
Susan K. Reed, Trustee